

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **Sequoia Mortgage Trust 2011-1**
> **Sequoia Mortgage Trust 2011-2**
> **Sequoia Mortgage Trust 2012-1**
> **Sequoia Mortgage Trust 2012-2**
> **Sequoia Mortgage Trust 2012-3**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File Nos. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and 333-179292-02**

Dear Mr. Isbrandtsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of Sequoia Mortgage Trust 2011-1, Sequoia Mortgage Trust 2011-2, Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2 and Sequoia Mortgage Trust 2012-3

General

1. We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. In order to understand whether you have met your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act

Rule 15d-18 your Forms 10-K should include explanatory language. Accordingly, it is unclear why certain exhibits have not been filed. For instance:

- We note your disclosure in the Form 10-K for Sequoia Mortgage Trust 2011-2 under Item 1122 of Regulation AB outlining the servicing duties performed by U.S. Bank National Association ("U.S. Bank"), as trustee, in the transaction. With a view towards disclosure, please explain why the Form 10-K does not include a report from U.S. Bank on its assessment of compliance with applicable servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank's assessment of compliance.

- We note that each of (i) the prospectus supplement, dated January 25, 2012, with respect to Sequoia Mortgage Trust 2012-1 and (ii) the prospectus supplement, dated March 28, 2012, with respect to Sequoia Mortgage Trust 2012-2 identifies U.S. Bank as trustee for the respective transaction. With a view towards disclosure, explain why the Forms 10-K for these transactions do not include a report from U.S. Bank on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank's assessment of compliance.

- Similarly, we note that the prospectus supplement, dated June 26, 2012, with respect to Sequoia Mortgage Trust 2012-3 identifies Christiana Trust as trustee for the transaction. With a view towards disclosure, explain why the Form 10-K does not include a report from Christiana Trust on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding Christiana Trust's assessment of compliance.

Servicer Assessment of Cenlar FSB
Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-3

2. Cenlar FSB's reports on its assessment of compliance with applicable servicing criteria state "[b]ased on such assessment, management believes that, as of and for the year ended December 31, 2012, the Company has complied in all material respects with the servicing criteria…." The phrase "management believes that" appears to qualify management's assessment of Cenlar FSB's compliance with applicable servicing criteria. Please revise to remove such qualifying language.

Servicer Assessment of PHH Mortgage Corporation
Exhibit 33.2 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibit 33.2 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

3.   We note that the material instance of noncompliance identified by PHH Mortgage Corporation ("PHH") involving the servicing criterion listed in Item 1122(d)(4)(vii) arose because PHH could not provide documentation to support that foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. While we note that each assessment of compliance with applicable servicing criteria contains a statement by Sequoia Residential Funding, Inc. that it has been advised by PHH that the identified material instance of noncompliance did not involve any assets of the subject transaction, the body of the Forms 10-K should also include this statement. Please revise.

4.   Additionally, please revise to describe whether PHH has taken any steps to remediate the identified material instance of noncompliance, and if not, describe why not.

Servicer Assessment of Wells Fargo Bank, N.A.
Exhibits 33.3 and 33.5 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibits 33.7 and 33.9 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 33.7 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-3

5.   The report of Wells Fargo Bank, N.A. ("Wells Fargo") on its assessment of compliance with applicable servicing criteria states that "certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses associated investor reporting." Your description is unclear. With a view towards disclosure please explain:

- the specific failures in processes relating to waterfall calculations and reporting;

- what you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall; and

- what you mean by "adapted over time."

6.   We note reference to "Payment Errors" and "Reporting Errors." With a view towards disclosure, please explain whether these are the same type of Payment Errors and Reporting Errors that were described in Wells Fargo's assessment of compliance for 2011 that you further described in a response to us on December 31, 2012. In that response letter, Wells Fargo confirmed the correction and resolution of modeling errors and that indicated that adjustments to payments were made in 2012. If these are not the same type of errors as those that occurred in 2011, please state so. In either case, with a view towards disclosure, please explain:

- whether the payment errors resulted in overpayments or underpayments to investors;

- the types of reporting errors that occurred and how they related to the payment errors;

- whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;

- whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made; and

- whether any future payments were adjusted to account for overpayments.

7.   While we note that Wells Fargo further states that "[a]ppropriate actions have been taken or are in the process of being taken to remediate" the identified errors and "adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors." This disclosure, however, does not provide any indication as to the nature and scope of the failures, or the impact of the identified material instances of noncompliance. We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instances of noncompliance. With a view towards disclosure, please explain:

- the specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors;

- the specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform; and

- any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future.

8.   With respect to two issuing entities, Sequoia Mortgage Trust 2011-1 and 2011-2, it appears that you have filed the same exhibit under two different exhibit numbers. While we note that your exhibit list indicates that one is with respect to Wells Fargo Bank, N.A. as paying agent, and the other appears to be for its role as master servicer and securities administrator, it is unclear if these are, in fact, copies of each other and why you file them as two separate exhibits. With a view towards disclosure, please explain why you have filed your exhibits in this way. If it is because Wells Fargo is responsible for distinct activities in its role as paying agent as compared to its role as master servicer and securities administrator, so that separate identification and assessments are necessary, then it is unclear to us why the platform is not similarly constructed.

Servicer Assessment of Redwood Residential Acquisition Corp.
Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-3

9.   The reports of Redwood Residential Acquisition Corporation ("Redwood") on its assessment of compliance with applicable servicing criteria state "[b]ased on such assessment, management of the Asserting Party believes that, for the Period, the Asserting Party has complied in all material respects" with the applicable servicing criteria. The phrase "management of the Asserting Party believes that" appears to qualify management's assessment of Redwood's compliance with applicable servicing criteria. Please revise to remove such qualifying language.

Servicer Compliance Statements
Exhibits 35.1, 35.2 and 35.3 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibits 35.1, 35.2, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibits 35.2, 35.3, 35.4 and 35.6 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibits 35.2, 35.3, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibits 35.2, 35.3, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-3

General

10.   Each of these servicer compliance statements refers to certifications made with respect to the preceding "calendar year" rather than the "reporting period." While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the "reporting period."

Servicer Compliance Statements of PHH
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

11.   The servicer compliance statements provided by PHH do not appear to address all the requirements of Item 1123 of Regulation AB. Please revise.

Servicer Compliance Statements of Wells Fargo
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 35.6 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-3

12.   The servicer compliance statements provided by Wells Fargo, as master servicer and securities administrator, cover the authorized officer's review of Wells Fargo's activities but do not cover such officer's review of Wells Fargo's performance under the applicable servicing agreement. Please amend the relevant Forms 10-K to provide servicer compliance statements that conform to the form and content of Item 1123 of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3850, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Andrew P. Stone, Esq.
       Redwood Trust, Inc.

       Phillip R. Pollock, Esq.
       Weintraub Tobin Chediak Coleman Grodin Law Corporation